Gordon Pointe Acquisition Corp.

780 Fifth Avenue South
Naples, FL 34102

January 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Katherine Bagley

RE:	Gordon Pointe Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 13, 2019
File No. 001-38363

Dear Ms. Bagley:

Gordon Pointe Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 9, 2019, regarding our Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) previously filed on November 13, 2019.

A marked version of Amendment No. 1 to the Preliminary Proxy Statement (“Amended Proxy Statement”) is enclosed herewith reflecting all changes to the Preliminary Proxy Statement. For the Staff’s convenience, we have recited the Staff’s comments in bold below and have followed each such comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A Filed November 13, 2019

General

1.	We note that there is a concurrent S-4 filing by GPAQ Acquisition Holdings, Inc., your wholly owned subsidiary, regarding the transaction disclosed in your preliminary proxy statement. To the extent that any comments on the S-4 apply to your preliminary proxy statement, please apply these comments to you preliminary proxy statement and amend your disclosure accordingly, so that the disclosure in your proxy statement is consistent with that in the S-4.

We respectfully advise the Staff that we have applied comments received by the Staff on the S-4 Registration Statement by GPAQ Acquisition Holdings, Inc. to our Amended Proxy Statement.

2.	Please unbundle the Charter Amendments Proposal into separate proposals so as to allow shareholders to vote separately on material matters, or provide your analysis as to why you believe you are not required to do so. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Division's Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

In response to the Staff’s comment, we have revised the disclosure on page 101 of the Amended Proxy Statement to make it clear that each of the Charter Amendments Proposals must be voted on and we have revised the form of proxy card to present each proposed amendment to the Charter separately.

U.S. Securities and Exchange Commission

Division of Corporation Finance
January 23, 2020

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stephen M. Cohen, Esq. at smcohen@foxrothschild.com or by telephone at (215) 299-2744.

Very truly yours,

/s/ James J. Dolan
James J. Dolan, Chief Executive Officer

cc:	Fox Rothschild LLP

2